Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Kinross Gold Corporation (“Kinross”)

52nd Floor, Scotia Plaza

40 King Street West

Toronto, Ontario

M5H 3Y2

Item 2         Date of Material Change

February 5, 2009

Item 3         News Release

A news release with respect to the material change referred to in this report was issued by Kinross on February 5, 2009 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Review. A copy of the news release is attached as Schedule “A”.

Item 4         Summary of Material Change

On February 5, 2009, Kinross completed its previously announced bought deal public offering of common shares at a price of US$17.25 per common share. The underwriters, led by UBS Securities Canada Inc., elected to exercise their over-allotment option in full, resulting in a total of 24,035,000 common shares being issued for gross proceeds of US$414,603,750. Kinross intends to use the net proceeds to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Item 5         Full Description of Material Change

See news release attached as Schedule “A”.

Item 6         Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

Item 9         Date of Report

February 9, 2009

Schedule A

News Release
TSX: K	NYSE: KGC

Kinross completes public equity offering

Over-allotment option exercised prior to closing;
total of 24,035,000 shares issued at US$17.25 per share
Gross proceeds approximately US$414.6 million

Toronto, Ontario, February 5, 2009 — Kinross Gold Corporation (TSX-K; NYSE-KGC) announced today that it has completed its previously announced bought deal public offering of common shares of Kinross at a price of US$17.25 per common share. The underwriters, led by UBS Securities Canada Inc., elected to exercise their over-allotment option in full prior to closing today, resulting in a total of 24,035,000 common shares being issued for gross proceeds of US$414,603,750.

The Company intends to use the net proceeds of the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

Media contact:	Investor relations contacts:

Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements regarding the Company and its offering arrangements.  Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions and global political uncertainties.  The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason, except to the extent required by applicable law.

KINROSS GOLD CORPORATION	40 King St.West,52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com